                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*



                    TREATS INTERNATIONAL ENTERPRISES, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                  89464M 20 2
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                                (CUSIP Number)

          Jacques Sayegh, President, Royal Bank Capital Corporation,
   200 Bay Street, Royal Bank Plaza, Toronto, Ontario M5J 2J5 (416-974-4497)
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                           On or about April 8, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 2 of 11 Pages
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(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Royal Bank of Canada and its wholly-owned subsidiary
             Royal Bank Capital Corporation
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) / /
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(3)     SEC USE ONLY
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(4)     SOURCE OF FUNDS*
             WC     PF
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(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDS IS REQUIRED               / /
        TO PURSUANT TO ITEMS 2(d) OR 2(e)
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(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
             Canada
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NUMBER OF           (7)  SOLE VOTING POWER
SHARES                   19,637,627 (See Notes 1,2,5 and 6)
BENEFICIALLY        -----------------------------------------------------------
OWNED BY            (8)  SHARED VOTING POWER
EACH                     0
REPORTING           -----------------------------------------------------------
PERSON              (9)  SOLE DISPOSITIVE POWER
WITH                     19,637,627 (See Notes 1,2,5 and 6)
                    -----------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER
                         0
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(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             19,637,627 (See Notes 1,2,5 and 6)
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(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              / /
        CERTAIN SHARES*
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(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             62.4% (See Notes 1,2,5 and 6)
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(14)    TYPE OF REPORTING PERSON*
             BK (Royal Bank of Canada)     CO (Royal Bank Capital Corporation)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 3 of 11 Pages
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This Amendment No. 5 amends the original Schedule 13D previously filed by
Royal Bank of Canada ("RBC") and Royal Bank Capital Corporation ("RBCC"), as Reporting Person, on June 19, 1995, as amended by Amendment No. 1 thereto filed on September 28, 1995, as amended by Amendment No. 2 thereto filed on October 30, 1995, as amended by Amendment No. 3 thereto filed on July 2, 1996, and as amended by Amendment No. 4 thereto filed on August 15, 1996, relating to Common Stock of Treats International Enterprises, Inc.

Terms used in this Amendment that are defined in the original Schedule 13D or in Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto, and not otherwise defined herein, shall have the meanings assigned to such terms in the original Schedule 13D or in Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4 thereto.

All share amounts have been adjusted to reflect a 1-for-3 reverse stock split of the Common Shares of Issurer effective as of June 21, 1993.

Unless indicated otherwise, all dollar ($) amounts are in United States Dollars (C$ signifies Canadian Dollars).


ITEM 4. PURPOSE OF TRANSACTION

The Common Shares and Series A Preferred Shares of Issuer that are owned by Reporting Persons are currently being held for sale in an orderly disposition.

RBC is a "foreign banking corporation" under Section 211.23(b) of Title 12 of the Code of Federal Regulations. By virtue of Section 8(a) of the International Bank Act of 1978, RBC is subject to the provisions of the Bank Holding Company Act of 1956 (the "BHCA"), including Section 4 thereof, because it conducts a banking business in the United States through its branches and agencies. Under the BHCA, RBC is prohibited from owning, directly or indirectly, 5% or more of the voting securities of a U.S. nonbanking company like Issuer unless exemptive authority is available. Because the voting shares of Issuer were acquired by RBC as the result of a debt previously contracted, the exemption contained in Section 4(c)(2) of the BHCA is available to RBC with respect to the Common Shares and Preferred Shares of Issuer.

Except as described in the Memorandum of Understanding among RBCC, Paul Gibson and Issuer referred to under Item 6 below ("MOU"), Reporting Persons currently do not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 4 of 11 Pages
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     (d)     Any change in the present board of directors or management of
             Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Issuer;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f) Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to any of those enumerated above;

PROVIDED, HOWEVER, that (i) Reporting Persons reserve and do not hereby release or relinquish any rights that Reporting Persons may have by law, pursuant to the charter and bylaws of Issuer, pursuant to any contract, or otherwise, including, but not limited to, any rights as a creditor of Issuer and its subsidiaries, any rights to elect directors of Issuer and its subsidiaries, any rights to convert Series A Preferred Shares into Common Shares of Issuer, any rights to receive Common Shares in payment of dividends on Series A Preferred Shares, or any rights to vote Series A Preferred Shares or Common Shares; (ii) if the "Gibson Interests" are acquired as described in the MOU, one or more of the actions described in subparagraphs (a) through
(j) are likely to occur, but Reporting Persons currently do not know what such actions would be or how such actions would take place (See Notes 1,2,3 and 4); and (iii) if neither the "Gibson Interests" nor the "RBCC Interests" are acquired as described in the MOU, one or more of the actions described in subparagraphs (a) through (j) may occur, but Reporting Persons currently do not know what such actions would be or how such actions would take place (See Notes 1,2,3 and 4).

The MOU is filed with this Schedule 13D as an Exhibit and by reference incorporated in this Item 4.


ITEM 5. INTEREST IN SECURITIES OF ISSUER

(a) The aggregate number of Common Shares of Issuer beneficially owned by Reporting Persons is 19,637,627 Common Shares, which includes (i) 5,875,001 Common Shares currently owned by RBC, (ii) 1,332,759 Common Shares currently owned by RBCC, (iii) an estimated 9,016,375 Common Shares which RBC has the right to acquire upon conversion of 5,409,825 Series A Preferred Shares of Issuer assuming a conversion price of $.30 per share, and (iv) an estimated 3,413,492 Common Shares that RBC has the right to acquire if it should elect to have accrued dividends of $409,125 on 5,409,825 Series A Preferred Shares for the period from July 1, 1994 through March 31, 1997 paid in Common Shares. (See Notes 1,2 and 5)

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 5 of 11 Pages
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The 19,637,627 Common Shares beneficially owned by Reporting Persons represent approximately 62.4% of the outstanding Common Shares of Issuer
(based upon the number of Common Shares shown to be outstanding as of March 31, 1997 in Issuer's Form 10-Q for the Quarter ended March 31, 1997. (See
Notes 1,2,5 and 6)

(b) Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of the Common Shares beneficially owned by Reporting Persons as described in (a) above. (See Notes 3 and 4)

(c) Except as described under Item 6 below, there have been no transactions in Common Shares by either Reporting Person since August 15, 1996, which is the date on which Amendment No. 4 to this Schedule 13D was filed.

(d) Except for the directors of Issuer (who, through their statutory powers as directors, have the right to determine if and when dividends are declared and paid), no person (other than a Reporting Person) is known by Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Reporting Persons as described in (a) above. (See
Note 3).

(e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following contracts, arrangements, understandings and relationships currently exist among Reporting Persons with respect to securities of Issuer:

     (a)     Power of Attorney dated April 4, 1991 from RBC to RBCC

     (b) Agreement effective as June 15, 1995 between RBC and RBCC that this Schedule 13D (including all amendments) are filed on behalf of each of them.

The following contracts, arrangements, understandings and relationships currently exist among Reporting Persons and other persons with respect to securities of Issuer:

     (a) Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon, with attached Term Sheet dated September 20, 1994 (the "1994 Letter Agreement")

     (b) Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994 (the "Certificate of Designation")

     (c) Memorandum of Understanding (undated but signed on or about April 8, 1997) among RBCC, Paul Gibson and Issuer (the "MOU")

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 6 of 11 Pages
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The 1994 Letter Agreement, the Certificate of Designation and the MOU are
filed with this Schedule 13D as Exhibits and by reference are incorporated in this Item 6.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following written agreements, contracts, arrangements, understandings, plans and proposals are filed as Exhibits to this Schedule 13D:

     (a) Letter dated September 26, 1994 from Barrie Laver, Vice President of RBCC, to Paul Gibson, President and Chief Executive Officer of Issuer, accepted and agreed to on behalf of Issuer and Triadon with attached Term Sheet dated September 20, 1994*

     (b) Certificate of Designation of Preferred Shares of Issuer filed with Secretary of State of Delaware on September 26, 1994*

     (c) Agreement effective as of June 15, 1995 between RBC and RBCC that this Schedule 13D (including all amendments) are filed on behalf of each of them**

     (d) Memorandum of Understanding (undated but signed on or about April 8, 1997) among RBCC, Paul Gibson and Issuer

_________________________
*    Filed on June 19, 1995 with the original Schedule 13D.
**   Filed on September 28, 1995 with Amendment No. 1 to this Schedule 13D.


NOTES:

     1. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for the Series A Preferred Shares of Issuer, the Series A Preferred Shares are currently convertible, at the option of the holder, in whole or in part, into Common Shares of Issuer at a price equal to the lower of (i) the weighted average trading price for Common Shares of Issuer for the previous 30 trading days using the average exchange rate for the period or (ii) $0.30 per share. Since the weighted average trading price for Common Shares of Issuer for the previous 30 trading days continuously changes, a conversion price of $0.30 per share has been assumed in calculating the number of Common Shares of the Issuer issuable upon conversion of the Series A Preferred Shares for the purposes of this Schedule 13D. At a conversion price of $0.30 per share, the 5,409,825 Series A Preferred Shares would convert into a total of 9,016,375 Common Shares. Recently, the trading price for Common Shares has been substantially below $0.30 per share, e.g., during the period from January 1, 1997 through May 15, 1997, the trading price for Common Shares (as reported in Bloomberg's Composite Close/Price table) has ranged from a high of $0.115 per share and to a low of $0.03125 per share. At a conversion price of $0.115 per share, the 5,409,825 Series A Preferred Shares would convert into a total of 23,520,978 Common Shares, and, at a conversion price of $0.03125 per share, the 5,409,825 Series A Preferred Shares would convert into a total of 86,557,200 Common Shares. (See Notes 5 and 6).

                                       SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 7 of 11 Pages
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2.  Pursuant to the Certificate of Designation establishing the designation, preferences and rights for Series A Preferred Shares of Issuer, the Series A Preferred Shares carry a cumulative 5.5% cash dividend payable quarterly in arrears (Dividends accrue at the rate of $37,191 per quarter). At the option of the holder of Series A Preferred Shares, a dividend may be paid in the form of Common Shares of Issuer, with the number of Common Shares to be issued being based upon the weighted average trading price for Common Shares of Issuer for the previous 30 trading days (from the dividend date) and using the average exchange rate for the period. It is agreed that the first dividend will be payable in cash. Currently, the accrued dividends for which the holder of the Series A Preferred Stock may elect to receive payment in Common Shares (which are the accrued dividends for the period from July 1, 1994 through March 31, 1997) total $409,125, and the number of Common Shares that the holder of the Series A Preferred Stock may elect to receive in payment of such dividends is estimated to be 3,413,492 Common Shares. (See Notes 5 and 6).

3. The Power of Attorney dated April 4, 1991 that is referred to in Item 6 and filed as an Exhibit under Item 7 constitutes and appoints certain officers of RBCC to be attorneys for RBC with the power and authority to execute and deliver contracts, deeds, documents and undertakings on behalf of RBC relating to RBC's investments in Issuer and Triadon.

4. Pursuant to the Certificate of Designation establishing the designation, preferences and rights for the Series A Preferred Shares of Issuer, the Series A Preferred Shares are currently entitled to one vote per share. A majority of the holders of Series A Preferred Shares has the right to designate two persons to the board of directors of Issuer. The Series A Preferred Shares also have such other voting rights as are granted pursuant to the Delaware General Corporation Law.

5. Under the provisions of Issuer's certificate of incorporation, Issuer is currently authorized to issue a total of 33,333,333 Common Shares. In its Quarterly Report on Form 10Q for the quarter ended March 31, 1997, Issuer reported that 19,024,598 Common Shares were outstanding as of March 31, 1997. This would leave a maximum of 14,308,735 Common Shares available for issuance. The number of Common Shares available for issuance may not be sufficient to satisfy Issuer's obligations in respect of the currently outstanding Series A Preferred Shares. (See Notes 1,2 and 6).

6. Issuer is treating 2,067,344 Common Shares previously issued to Tricapital as being canceled and returned to treasury. If the 2,067,344 Common Shares previously issued to Tricapital are treated as being outstanding, the Common Shares outstanding as of March 31, 1997 would be 21,091,942 Common Shares (not 19,024,598 Common Shares as reported in Issuer's Quarterly Report on Form 10Q for the Quarter ended March 31, 1997), a maximum of 12,241,391 Common Shares would be available for issuance, and the 19,637,627 Common Shares beneficially owned by Reporting Persons would represent approximately 58.6% of the outstanding Common Shares of Issuer; however, in order for Reporting Persons to beneficially own 19,637,627 Common Shares, Issuer would be required to issue a total of 33,521,809 Common Shares if the 2,067,344 Common Shares previously issued to Tricapital are treated as being outstanding, which is 188,476 Common Shares in excess of the 33,333,333 Common Shares that Issuer is currently authorized to issue under the provisions of Issuer's certificate of

                                 SCHEDULE 13D

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CUSIP No. 89464M 20 2                                 Page 8 of 11 Pages
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incorporation.  (See Notes 1,2 and 5).


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 1997




                                       ROYAL BANK OF CANADA


                                       /s/ J. Fukakusa
                                       ---------------------------
                                                Signature

                                       Janice R. Fukakusa
                                       Senior Vice President
                                       ---------------------------
                                                Name/Title




                                       ROYAL BANK CAPITAL CORPORATION


                                       /s/ Jacques Sayegh
                                       ---------------------------
                                                Signature

                                       Jacques Sayegh
                                       President
                                       ---------------------------
                                                Name/Title